press release

ArcelorMittal announces share buyback program

7 February 2019 - ArcelorMittal today announces a share buyback program (the ‘Program’) under the authorization given by the annual general meeting of shareholders held on May 5, 2015 (the ‘AGM Authorization’).

The shares acquired under the Program are intended to meet ArcelorMittal's obligations arising from employee share programs. ArcelorMittal intends to repurchase between 11 February 2019 and 31 December 2019 up to 4 million shares for an aggregate maximum amount of US$113.424 million in accordance with the AGM Authorization and applicable market abuse regulations.